Ennis, Inc.


                                                   January 7, 2008



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
100 F Street, N.E.
Washington, D.C. 20549
Attn:  H. Yuna Peng, Examiner

	Re:	Ennis, Inc.
		File Number: 001-05807
		Form 10-K for the fiscal year ended February 28, 2007

Dear Ms. Peng:

      This letter is in response to the comments of the staff of the Securities and Exchange Commission (the 'Commission') in its letter dated December 14, 2007 to Ennis, Inc. The numbered paragraphs and captions below correspond to those of the letter from the Commission. We will revise future filings accordingly.

      Schedule 14A
      --------------

      Base Salary, page 20
      ----------------------

      1. We will disclose in future filings the median and the 75th percentile of the base salaries for similar jobs at manufacturing companies within our industry and other companies of a similar size that the Compensation Committee considers, and we will discuss whether actual payments fell within these parameters. We will also disclose the degree to which the Compensation Committee considers such companies comparable to us.

          For the year ended February 28, 2007, Compensation Committee compared the base salaries of the five named executive officers with the data supplied with the compensation study performed by its independent consultant, PriceWaterhouseCoopers, LLP. A summary of the base salary comparisons is presented in the following table.

                               Ennis, Inc.                    75th
                             Base Salary on                Percentile
                             2/28/07 (2)(3)   Median (1)      (1)
                             --------------   ----------   ----------
        Mr. Walters,
          CEO/President          $750,000       $618,458     $715,494
        Mr. Travis,
          V.P. Finance (CFO)     $250,000       $290,450     $331,079
        Mr. Magill,
          Executive V.P.         $400,000       $373,038     $465,405
        Mr. Graham,
          V.P. Administration    $240,000       $243,913     $295,164
        Mr. Scarborough,
          V.P. Apparel
          Division               $342,000       $349,600     $359,245
        -------------------------------------------------------------
        (1) The relevant survey data had an effective date of July 1, 2007 and compared to executive compensation of companies with $300 - $600 million in revenues and like positions for non-durable goods manufacturing, publishing, printed products and general industry. The consultant considers the competitive range of base salaries to be between 85% to 115% of the market base salary.


              2441 Presidential Pkwy., Midlothian, Texas 76065
                 (800) 752.5386 <bullet> Fax (800) 579.4271
                                  www.ennis.com
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Securities and Exchange Commission
January 7, 2008
Page 2


	(2) The Compensation Committee generally considers appropriate base salaries to be between the median and 75th percentile of the market. Other factors such as officer's qualifications, experience and performance are considered.

	(3) Based upon the performance of officers and their positions within the competitive ranges the Compensation Committee awarded the following base salary increases on April 20, 2007:

                                  From         To            %
                                  -----        --           ---
                Mr. Walters      $750,000   $788,000 (1)    5.1
                Mr. Travis       $250,000   $325,000 (2)   30.0
                Mr. Magill       $400,000   $420,000        5.0
                Mr. Graham       $240,000   $250,000        4.2
                Mr. Scarborough  $342,000   $370,000 (3)    8.2
         -----------------------------------------------------------

               (1) Mr.  Walters'  adjusted  base  salary is slightly
                   over the 75th percentile. In the view of the Compensation Committee the scope of this position which includes CEO, President and substantial direct operating management including information technology warrants consideration above the 75th percentile.
               (2) Mr. Travis' increase  in base pay was exceptional
                   and represents the Committee's intention to bring his compensation into the competitive range through a combination of performance increase and competitive pay adjustment.
               (3) Mr. Scarborough's base  salary was adjusted based
                   upon his performance and consideration of publicly available information on compensation from direct competitors' within the apparel industry. In the view of the Compensation Committee, the information on competitor compensation levels warranted this adjustment which is slightly above the 75th percentile.

Performance Bonuses, page 21
----------------------------

      2. We will include in future filings qualitative and quantitative disclosure regarding the determination of targets for sales, profits, and return on capital, and the targets actually reached.

          For the year ended February 28, 2007, the performance bonus targets were established as part of the annual business planning process. Each operational division of the Company submits its business plan for review to the executive officers of the Company. This review includes the consideration of the market circumstances, operational challenges and the appropriate level of task.

	  All of the divisional plans and corporate expenses are combined to determine the overall business plan for the Company. The sales, profits and return on capital are determined and recommended by management as the targets for the business year. After review and discussion the Board adjusts or approves the targets. The result is established as the business plan with predetermined targets for sales, profit and return on capital.

	  The targets for the business year ended February 28, 2007, were sales $563,303,000, profit $42,664,230 and return on capital 13.5%. Reaching these targets would result in the generation of 100% bonus pool for the named officers. The Committee would evaluate the performance of the individual named officers and determine the amount of bonus to be awarded from the bonus pool.

Securities and Exchange Commission
January 7, 2008
Page 3


          For the year ended February 28, 2007, the sales were $584,713,000 profits were $42,664,230 and the return on capital was 13.8%. This performance was equal to 110.2% of the targets on a weighted basis: sales 20%, profit 40%, and return on capital 40%.

          The pool generated was equal to $1,040,000. The awarded bonuses for year ended February 28, 2007 are as follows:

                                 Amount     % Base Salary
                               ----------   -------------
                Mr. Walters      $513,000         68%
                Mr. Travis       $110,000         44%
                Mr. Magill       $175,000         43.8%
                Mr. Graham        $95,000         39.5%
                Mr. Scarborough  $175,000         51.2%

          The total amount of performance bonus awarded equals $1,068,000. The Committee determined that Mr. Walters and Mr. Scarborough should receive additional performance bonus consideration and awarded Mr. Walters an additional $17,000 and Mr. Scarborough $24,146.

If  you have any further comments or questions, please contact me at
(972) 775-9807.

                                  Sincerely,

                                  /s/ Ronald M. Graham

                                  Ronald M. Graham
                                  Vice-President -- Administration

Securities and Exchange Commission
January 7, 2008
Page 4


                               STATEMENT
                               ---------


Ennis, Inc. (the "Company") acknowledges the following to the Securities and Exchange Commission (the "Commission") in connection with its response to the comment letter of the Commission dated December 14, 2007:

<bullet>   the Company is responsible for the adequacy and accuracy
           of the disclosure in the filing;
<bullet>   staff  comments  or changes to disclosure in response to
           staff comments do not foreclose the Commission from taking any action with respect to the filing; and
<bullet>   the Company  may  not assert staff comments as a defense
           in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:	January 7, 2008

                                Ennis, Inc.


                                By: /s/ Ronald M. Graham
                                     -----------------------------
                                    Ronald M. Graham
                                    Vice President - Administration